Exhibit 99.1

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Extends and Reduces Credit Facility

TORONTO - May 28, 2014 - Sears Canada Inc. (TSX: SCC) announced today that it has extended the term of its senior secured revolving credit facility to May 2019 and has reduced the total credit limit from $800 million to $300 million. Currently, the revolving facility is undrawn.

"The existing facility has been undrawn, even for seasonal purposes, since March of 2012,” said Douglas C. Campbell, President and Chief Executive Officer, Sears Canada Inc. “This amendment prudently right-sizes our credit facility to reflect our current borrowing base and will also allow us to reduce our financing costs by lowering our annual undrawn fees on the facility by over 70%. Together with our existing cash flow and working capital, this will provide us the flexibility we need to meet our long term goals.”

Sears credit facility is held by a syndicate of lenders arranged and administered by Wells Fargo Capital Finance, part of Wells Fargo & Company (NYSE: WFC). The original maturity was September 10, 2015. The credit facility is secured with a first lien on inventory and credit card receivables.

Although the Company believes that the forward-looking information presented with respect to the credit facility is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 229 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.